SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------


                         DE ANZA PROPERTIES - XII, LTD.
                            (Name of Subject Company)


              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                      CITADEL SECONDARY MARKET FUND 1, LTD.
                                  CAL-KAN, INC.
                                C. E. PATTERSON
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
Moraga Partners, Inc.                        Derenthal & Dannhauser
1640 School Street, Suite 100                455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(510) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)


This Amendment No. 1 to the Bidders' Schedule 14D-1 hereby amends the Bidders'
Schedule 13D with respect to the subject securities.

CUSIP NO.   None                      14D-1                 Page 2 of ___ Pages
           -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                     (a)      __
                                                     (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                              --

6.  Citizenship or Place of Organization

            Florida

7.  Aggregate Amount Beneficially Owned by Each Reporting Person          4,805


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                    21.15%


10. Type of Reporting Person (See Instructions)

                     PN


da12-5/14d.1

CUSIP NO.   None                     14D-1                  Page 3 of ___ Pages
           -----


1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           CITADEL SECONDARY MARKET FUND 1, LTD.

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6. Citizenship or Place of Organization

           Florida

7. Aggregate Amount Beneficially Owned by Each Reporting Person          4,805


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9. Percent of Class Represented by Amount in Row (7)                     21.15%


10 Type of Reporting Person (See Instructions)

                     PN


da12-5/14d.1

CUSIP NO.   None                      14D-1                Page 4  of ___ Pages
            -----


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

             CAL-KAN, INC.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.   Citizenship or Place of Organization

             Kansas

7.   Aggregate Amount Beneficially Owned by Each Reporting Person         4,805


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.   Percent of Class Represented by Amount in Row (7)                   21.15%


10.  Type of Reporting Person (See Instructions)

                     CO



da12-5/14d.1

CUSIP NO.   None                    14D-1                   Page 5 of ___ Pages
            -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            C.E. PATTERSON

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person         4,805


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                    21.15%


10. Type of Reporting Person (See Instructions)

                     IN



da12-5/14d.1

     This Amendment No. 1 to Schedule 14D-1 amends the Schedule 14D-1 filed as of December 2, 1997 (the "Schedule") by Accelerated High Yield Institutional Investors, L.P., Citadel Secondary Market Fund 1, L.P., and Cal-Kan, Inc. (together the "Purchasers"), as set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule and exhibits thereto.

     This Amendment No. 1 is the final amendment to the Schedule and is filed to report the termination and results of the Offer described in the Schedule. The Offer terminated as of December 31, 1997. The Offer resulted in the tender by Unitholders and acceptance for payment by the Purchasers of a total of 154 Units. The Purchasers, together with affiliates of certain of the Purchasers, are now the beneficial owners of a total of 4,958 Units or approximately 21.9% of the outstanding Units. The final purchase price paid by the Purchasers was in the amount of $541.75 per Unit (the stated price of $550 per Unit reduced, as provided in the Offer, by the $8.25 per Unit distribution declared by the Partnership as of December 31, 1997 and retained by all selling Unitholders).

                                   SIGNATURES

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       January 7, 1998

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President


CITADEL SECONDARY MARKET FUND 1, LTD.

By:  Citadel Financial Group, Inc., General Partner

             By:     /s/ Charles Gorenberg
                     Charles Gorenberg, Vice President


CAL-KAN, INC.

             By:    /s/ C. E. Patterson
                    C. E. Patterson, President



C. E. PATTERSON

/s/ C. E. Patterson
C. E. Patterson



da12-5/14d.1
                                       7